1. Name and address of reporting person

   McCutcheon, Mark W.
   P.O. Box 2447
   Birmingham, AL 35201

2. Date of Event Requiring Statement

   1/7/99

3. I.R.S. identification number of reporting person

   ###-##-####

4. Issuer Name and Ticker or Trading Symbol

   Golden Enterprises, Inc. (GLDC)

5. Relationship of Reporting Person to Issuer

   Director



Table 1 - Non-Derivative Securities Beneficially Owned


1. Title of          2. Amount of        3.  Ownership Form:     4. Nature of Indirect
   Security             Securities           Direct (D) or          Beneficial Ownership
                                             Indirect (I)

   Common Stock         4,455 shares         D

   Common Stock         1,723.39 shares      I                      See footnote 1


Table II -- Derivative Seucrities Beneficially Owned

1. Title of Derivative

   Common Stock Options -- (Right to Buy) (2)

2. Date Exercisable and Expiration Date

   Date Exercisable -- (3)

   Expiration Date -- 4/8/2007

3. Title and Amount of Securities Underlying Derivate Security

   Title -- Common Stock

   Amount or Number of Shares -- 20,000 shares

4. Conversion or Exercise Price of Derivative Security -- $7.375

5. Ownership Form of Derivative Seucrity: (Direct (D) or Indirect (I) -- 20,000

6. Nature of Indirect Beneficial Ownership -- D

Explanation of Responses:
   (1) See Attached Response
   (2) See Attached Response
   (3) See Attached Response

/s/ Mark W. McCutcheon              1/17/99


                      RESPONSES OF MARK W. McCUTCHEON
                         TO FORM 3 -- JANUARY 1999

(1)  Shares held in Golden Enterprises, Inc. Employee Stock
     Ownership Plan which are vested in Mr. McCutcheon.

(2)  Option granted under the Golden Enterprises, Inc. 1996
     Long Term Incentive Plan.

(3)  All options were and are exercisable on or after April
     8, 1998.